FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the month of June 2004

Commission File Number: 000-30683


                               VERB EXCHANGE INC.
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                 (Translation of Registrant's name into English)

Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                  Form 20-F    X                 Form 40-F
                             -----                          -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                           Yes              No    X
                                -----           -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________

SALE OF MASTER AGENCY RIGHTS IN ONTARIO

Verb Exchange announced today that Howard Petrook, a senior retail executive, has purchased the Master Agency rights to the Province of Ontario.

In this capacity Mr. Petrook will maintain responsibility for the deployment and growth of agencies and the support of all sales related activities in the Ontario market. Mr. Petrook will also join the Master Agency Forum and work closely with the Verb Exchange team on strategic issues related to the Agency Program.

A seasoned leader, Mr. Petrook brings over 25 years of senior level experience to the program. Howard Petrook was born in the UK and moved to Canada from South Africa in 1974. Howard proved his resourcefulness and drive with Dylex Corporation applying his business savvy and people skills resulting in his rapid assumption of full responsibility for 150 store locations. Howard has also served as President and General Manager for large department store chains until founding his own business. That business grew to be the largest Bell Mobility and Rogers Communications Dealership in the system.

Launched in late 2002, Verb Exchange's Agency Program is rapidly expanding across North America. Open markets include Denver, Cleveland, Boston, Phoenix, Las Vegas, Seattle, New Jersey, New York, Orlando, Atlanta, San Jose, San Francisco, Los Angeles, Vancouver, Calgary and Montreal with additional markets opening shortly.


FOURTH QUARTER AND YEAR END RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2003.

Verb Exchange Inc. reported fourth quarter and year end financial results for the fiscal year ended December 31, 2003.

The fourth quarter was highlighted by the continued expansion of North America coverage with the addition of a new Master Agent in Ohio. Verb continues to invest in the creation of its distribution channel for Presence Communication services and the deployment of tagline(TM) and myMessenger(TM) into the marketplace.

Fourth Quarter Results:
-----------------------

For the fourth quarter of 2003, Verb reported a net loss of $1,576,213 or $0.11 per share compared to a net loss of $1,484,765 or $0.29 per share for the fourth quarter of 2002. Fourth quarter revenue increased to $852,891 from $87,000 for the same period last year. The increase in quarterly revenue was driven principally by the sale of Master Agencies, the sale of Certified Agencies and recurring subscriber revenue from the Company's products. The increased net loss reflects the Company's continued investment in building the distribution channel.

2003 Year End Results:
----------------------

For the fiscal year ending December 31, 2003, Verb reported a net loss of $3,564,704 or $0.25 per share, compared to a net loss of $4,462,840 or $0.86 per share in 2002.


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


Revenue:
--------

Revenue for fiscal 2003, increased by $3,299,878 to $3,388,717 compared to $88,840 in 2002. 2003 revenue reflects the sale of Master Agencies, the sale of Certified Agencies and the recurring subscription revenue from the Company's products.

Cost of Sales:
--------------

Cost of Sales for fiscal 2003 increased by $1,512,647 to $1,544,464 compared to $31,817 in 2002. This change is reflective of commissions paid on the sales of Certified Agencies and subscriptions, and the direct costs associated with the provisioning of the Company's products and services to subscribers.

Expenses:
---------

Expenses for fiscal 2003, increased by $870,780 to $5,420,258 compared to $4,549,478 in 2002. The increase in overall expenditures is due to the Company's efforts to increase awareness of distribution opportunities for its products in the marketplace and increased costs related to financing and professional services.

Liquidity and Capital Resources:
--------------------------------

As at December 31, 2003, the Company had a working capital deficit of $2,408,992 compared to $1,469,047 in 2002. The Company has financed its operation mainly through the sale of equity securities and also through short term debt, lease financing, related party debt including officer, shareholder and employee loans, and cash flow from its operating activities, including customer deposits and supplier credit.

The Company's ability to generate cash and cash equivalents largely depends on the growth of its revenues and the ability to raise external capital as and when needed. The Company continues to grow its revenues and pursue financing initiatives.

2004 Outlook:
-------------

Near term, management believes sales of Master Agencies and Certified Agencies will continue, thus further developing the Company's distribution network. This has been the focus of the Company's sales effort. In turn, Certified Agencies have been increasingly successful in adding to the subscriber base, providing a recurring source of revenue to the Company.


FIRST QUARTER 2004 FINANCIAL RESULTS

On June 25, 2004,Verb Exchange Inc. reported its first quarter financial results for the three months ended March 31, 2004.

During the first quarter of 2004, Verb continued to invest in the creation of its distribution channel for presence communication services and the deployment of tagline(TM) and myMessenger(TM) into the marketplace.


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


OVERVIEW OF FINANCIAL AND OPERATING RESULTS FOR THREE MONTHS
ENDED MARCH 31, 2004

For the three months ended March 31, 2004, the Company reports revenues of $487,373 and net loss of $1,344,264, or $0.07 loss per share, compared to revenues of $590,825 and net loss of $546,923, or $0.05 per share, in the same period of the prior year (all figures in Canadian dollars). Revenues reflect the ongoing sale of Master and Certified Agencies and recurring subscription revenue from the Company's products.

Cost of sales for the period increased by $169,772 to $357,589 compared to $187,817 in the same period of the previous year. These costs are reflective of the one time commissions paid on the sale of Certified Agencies, the commissions paid on subscriptions, and the direct costs associated with the provisioning of the Company's products and services to subscribers.

Expenses for the period increased by $534,969 to $1,484,900 compared to $949,931 in the same period of the previous year. The increase is due to the Company's continuing efforts to increase awareness of distribution opportunities for its products.

The Company's ability to generate cash and cash equivalents largely depends on the growth of its revenues and the ability to raise external capital as and when needed. The Company continues to grow its revenues and pursue financing initiatives.

Outlook:
--------

The Company's primary focus remains the expansion of its distribution network across North America with the addition of both Master and Certified Agencies. As well, the Company continues to increase focus on the growth of its subscriber base for its products tagline(TM) and myMessenger(TM).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 VERB EXCHANGE INC.


Date: July 1, 2004                               By:    /s/.  David Ebert
                                                      --------------------------
                                                      DAVID EBERT,
                                                      Senior Vice-President,
                                                      Corporate Affairs